NEWS RELEASE	ELD No. 10-12
TSX: ELD NYSE: EGO ASX:EAU	July 21, 2010

Eldorado Announces Initial Resource Estimate and Plans to Move

Forward at TZ Project in Brazil

VANCOUVER, BC - Paul N. Wright, President and Chief Executive Officer of  Eldorado Gold Corporation ("Eldorado" the "Company" or "we") is pleased to announce a National Instrument ("NI")  43-101 compliant resource estimate at its 100% owned Tocantinzinho Project  ("TZ" or "Project") in the Tapajos District of Para State in northern Brazil and Eldorado's plans to develop the Project.  Highlights include:

  Measured and Indicated Resources of 2.1 million ounces of gold defined at TZ Project.

  Pre-Feasibility Study ("PFS") scheduled for completion during Q4, 2010, which would allow a NI 43-101 compliant reserve estimate to be declared for the first time at TZ.

  Permitting applications at TZ for a 4.4 million tonnes per year open pit and processing operation at an advanced stage before the Environmental Agency of Para State (SEMA).

  Eldorado anticipates that subject to the outcome of the PFS and permitting applications it will be in a position to complete a Feasibility Study ("FS") by mid 2011 and make a construction decision at TZ prior to the end of 2011.

  Aggressive exploration program underway in and around TZ designed to add to the current resource base and improve the financial performance of the Project.

"We continue to grow and diversify our Company and are excited with our presence in the gold rich

Tapajos District of Para State in northern Brazil, a district that we believe has only recently started to receive the attention it merits due to past infrastructure challenges.  We already have a significant resource base of 2.1 million ounces of gold at TZ, and a large prospective land package in and around the Project, which will allow us to establish a dominant operating position in the district,"  commented Paul Wright, President and CEO of Eldorado.  "We have a long history of operations in Brazil and have retained our senior management team from the Sao Bento Gold Mine, which will take leadership together with our technical staff in Vancouver in bringing TZ to a construction decision in the second half of 2011."

Mineral Resource Estimate

The 2010 Tocantinzinho Project mineral resource estimate is shown in Table 1.  It is reported at a 0.2 g/t Au cut-off grade.

Table 1: Tocantinzinho Project Mineral Resources, as of 30 June 2010

Mineral Resource Classification	Tonnes (x1000)	Grade (Au g/t)	In-situ Gold (ounces x1000)
Measured	11,000	1.34	480
Indicated	47,560	1.04	1,590
Measured + Indicated	58,560	1.10	2,070
Inferred	18,920	0.67	410

Stephen Juras, Ph.D., P.Geo., Director, Technical Services is the qualified person responsible for the TZ mineral resource estimate. The work used data from 152 diamond drill holes (totaling 43,300 m), of which 56 (17,940 m) were drilled by Eldorado.  Samples were prepared and assayed at the SGS and ALS facilities in Brazil.  Analysis for gold was done on sawn half core samples using fire assay methods. Standard reference materials, blank and field duplicate samples were inserted prior to shipment from site to monitor the quality control of the assay data. The resource estimate was made from a 3D block model utilizing commercial mine planning software. Mineralized shells were generated using a threshold gold grade equal to 0.2 g/t.  Grade interpolation estimated values for gold by ordinary kriging. The estimates were based on 2 m composited assays which were capped to 25 g/t Au prior to compositing and interpolation. Resource classification into Measured, Indicated and Inferred mineral resources used logic consistent with the CIM definitions referred to in National Instrument 43-101.

Pre-Feasibility Study

Eldorado has also begun preparation of a PFS  based on previous work carried out in 2009, which defined a 4.4 million tonnes per year open pit operation supported by a conventional flotation circuit and cyanidation of the concentrate.  Average annual production would be approximately   150,000 -160,000 ounces of gold.  Engineering groups in Brazil have been retained to collect and prepare field data for geotechnical, hydrological and infrastructure studies.  This information will be used in conjunction with ongoing metallurgical test work to refine the previously developed process and mine designs.  The capital and operating costs will be updated to reflect current conditions. Completion of the Pre-Feasibility Study is scheduled for Q4, 2010.

Status of permitting applications

Eldorado has recently received authorization to carry out final field studies required for consideration in the Environmental Impact Assessment ("EIA") report.  These studies and other ongoing assessment work will be completed in Q1, 2011 followed by submission of the final EIA report to SEMA for approval.  Work is also underway to obtain the necessary environmental permits for the mine access road and energy transmission line.

Exploration program

Eldorado's exploration plans for the remainder of 2010 include aggressive programs at TZ and surrounding areas of the Tapajos District.  At TZ, we will be conducting an induced polarization ("IP") survey of areas peripheral to the main deposit, comprising up to 150 line kilometers.

Combined with our large geochemical database, the IP data will help target approximately 3,000 meters exploration drilling budgeted for the remainder of 2010.

As part of the acquisition of Brazauro Resources, Eldorado acquired option agreements to earn into  100% of the Piranhas and Agua Branca properties, located in the Tapajos District immediately adjacent to TZ.   Agua Branca contains extensive soil geochemical anomalies associated with altered granitic rocks which are lithologically identical to those hosting the TZ deposit.  As a minimum we will complete the 2,000 meter drilling program initiated by Brazauro at Agua Branca earlier this year, and use the remainder of 2010 to conduct additional soil sampling and compile and evaluate available geological, geochemical, and geophysical data.   The Piranhas property contains significant garimpiero workings, along with a strong soil geochemical anomaly measuring at least 800 meter x 600 meter.  The Piranhas property is early stage, and we will be conducting prospecting and reconnaissance sampling over the property with the objective of defining targets for drilling in 2011.

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Greece, Brazil and surrounding areas. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

ELDORADO GOLD CORPORATION

"Paul N. Wright"

Paul N. Wright

President & Chief Executive Officer

Cautionary Note Concerning Forward-Looking Statements

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  the number of shares issued is  subject to certain adjustments; gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled "Forward-Looking Statements" and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2010.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note Regarding Mineral Reserves and Mineral Resources

The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission ("SEC") Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", "Inferred Mineral Resource" used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company's reports, including the Annual Information Form and Form 40-F dated March 31, 2010  and technical reports filed under the Company's name at www.sedar.com.

Estimates of mineral resources and mineral reserves prepared in accordance with the JORC Code would not be materially different if prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions applicable under National Instrument 43-101.  There can be no assurance that those portions of such mineral resources that are not mineral reserves will ultimately be converted into mineral reserves.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

Note to U.S. Investors.  While the terms "mineral resource", "measured mineral resource," "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Eldorado Gold Corporation's common shares trade on the Toronto Stock Exchange (TSX: ELD); New York Stock Exchange (NYSE:  EGO).  Eldorado CDIs trade on the Australian Securities Exchange (ASX: EAU)

Contact:

Nancy E.  Woo, Vice President Investor Relations

Eldorado Gold Corporation

Phone: 604.601-6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

           Website: www.eldoradogold.com

Request for information packages: laurelw@eldoradogold.com